Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI 48126

(313) 594-9876

February 2, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Arthur Sandel

Re:                                                           Ford Credit Auto Lease Two LLC

CAB East LLC

CAB West LLC

Registration Statement on Form SF-3

Filed December 14, 2015

File Nos. 333-208514, 333-208514-01 and 333-208514-02

Ladies and Gentlemen:

On behalf of Ford Credit Auto Lease Two LLC (the “depositor”), CAB East LLC and CAB West LLC (collectively, the “registrants”), and in response to the letter dated January 7, 2016 from the staff of the Securities and Exchange Commission to David A. Webb, we submit the following response, together with Amendment No. 1 to the Registration Statement on Form SF-3.

The numbered paragraphs below set forth your comments in italicized text together with our responses.  The headings and numbers correspond to the headings and numbered paragraphs in your letter.  Page references in our response are references to the page numbers in the form of prospectus included in Amendment No. 1 to the Registration Statement on Form SF-3

Form of Prospectus

General

1.              Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.2. of Form SF-3.

We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with

Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.              Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date.  Refer to Item 1101(c)(2)(v)(A) of Regulation AB.

We confirm that the portion of the securitized pool balance attributable to the residual value of the motor vehicles underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance for any trust as of the related measurement date.

3.              Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date.  Refer to General Instruction I.B.1(e) of Form SF-3.

We confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool for any trust as of the related measurement date.

Reference Pool

Representations About Reference Pool, page 53

4.              Please confirm that there is no material risk that the ability of Ford Credit, as sponsor and as servicer, to comply with the reallocation provisions could have a material impact on pool performance or performance of the asset-backed securities.  Refer to Items 1104(f) and 1108(b)(4) of Regulation AB.

We confirm that we do not believe there is a material risk that the ability of Ford Credit, as sponsor and as servicer, to comply with the reallocation provisions could have a material impact on pool performance or performance of the asset-backed securities.  We note that in our experience of securitizing our leases and leased vehicles, we have never received a reallocation demand and have not made any material reallocations of assets due to breach of representations or servicer covenants.

Obligation to Reallocate Ineligible Leases and Leased Vehicles, page 54

5.              We note your disclosure that “a noteholder may make a request or demand that a lease or leased vehicle be reallocated from the reference pool due to a breach of representation made about the leases or leased vehicles and the indenture trustee will notify Ford Credit of any noteholder request or demand it receives.”  However, it is not clear from your disclosure whether a beneficial owner may make a reallocation request through the indenture trustee, or if it must make the reallocation request through DTC and its participants.  Please revise your disclosure here and throughout your prospectus as necessary to clarify how a beneficial owner may make a reallocation request.

We have revised our disclosure on page 55 to clarify that a noteholder may make a reallocation demand or request “to the indenture trustee,” who will notify Ford Credit.  A beneficial owner may make a reallocation request through DTC or directly to the Indenture Trustee as described in the existing disclosure on page 74 under “— Noteholder Communication.”   As stated in this section, a beneficial noteholder contacting any transaction party directly, including the indenture trustee, must provide a written certification and supporting documentation proving it is a noteholder, which is the same requirement for a noteholder wishing to use the investor communication right required by Form SF-3.  Thus, we believe that the existing disclosure adequately discloses how a beneficial holder may make a reallocation request and we have not made further changes.

Dispute Resolution for Reallocation Requests, page 57

6.              We note your disclosure that a noteholder, as a requesting party, may utilize the dispute resolution provision.  However, it is not clear from your disclosure how a beneficial owner may exercise its right to dispute resolution.  Please revise your disclosure to describe how investors may utilize the dispute resolution provision and explain the process that will be used to notify the transaction parties of a reallocation request and a referral to dispute resolution.  Also revise to disclose the requirements, if any, for an investor that is not the holder of record to verify to the depositor that it is a beneficial owner.

We believe that the existing disclosure adequately describes each of these matters, as described below, so we have not made any changes to our disclosure.

The process that a noteholder will use to notify the transaction parties of a reallocation request is described on page 55 and discussed in the response to question 5 above.  In general, a noteholder may notify the indenture trustee of a reallocation request, and the indenture trustee will notify Ford Credit of the reallocation request.

How investors may use dispute resolution and the process to refer a reallocation request to dispute resolution is described on page 58.  This disclosure indicates that “the requesting party, including a noteholder” may refer the matter to dispute resolution and that “Ford Credit and the depositor must agree to participate in the selected resolution method.”  The manner in which a noteholder will notify Ford Credit or the depositor of a referral to dispute resolution will depend on the type of proceeding chosen and rules of the mediation or arbitration organization governing the proceeding, which could include simple notice, service of process or another process.  This is disclosed by the statement that “[t]he requesting party must start the mediation or arbitration proceeding according to the rules of the mediation or arbitration organization…”

The requirements for an investor that is not the holder of record to verify to Ford Credit or the depositor that it is a beneficial owner are described in the existing disclosure on page 74 under “— Noteholder Communication” and discussed in the response to question 5 above.  As stated in this section, a beneficial noteholder contacting any transaction party directly must provide a written certification and supporting documentation proving it is a noteholder, which is the same requirement for a noteholder wishing to use the investor communication right required by Form SF-3.

7.              We note your statement that a third party will assist in the review of the assets.  Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained.  See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

We confirm that we will furnish a Form ABS-15G to the Commission at least five business days before the first sale in any offering under the Registration Statement making publicly available the findings and conclusions of any third-party due diligence report obtained by the sponsor, the depositor or the underwriters.

8.              We note your disclosure that “[i]f the lease subject to a reallocation request has been part of an asset representations review and the asset representations review report states that no tests were failed for the lease, the reallocation request for the lease will be deemed by the requesting party to have been resolved.”  This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement.  Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of Asset-Backed Securities Disclosure and Registration (Release Nos. 33-9638, 34-72982) (the “Regulation AB 2 Adopting Release”) (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any reallocation request, regardless of whether investors direct a review of the assets.  We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”).  Please revise the disclosure to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any lease asset to dispute resolution.

We confirm that the above-referenced statement is not intended to bar a noteholder from bringing a dispute resolution proceeding.  Rather, this statement is intended to create a presumption and establish a burden of proof for any subsequent dispute resolution proceeding for a lease that has been reviewed by the third-party asset representations reviewer and has passed all of the review tests for compliance with the representations and warranties.  However, this presumption would not bar a noteholder from bringing a dispute resolution proceeding on a lease subject to a reallocation request to, for instance, challenge the independence of the asset representations reviewer, the manner in which the asset representations review was conducted or the appropriateness of the tests performed.

We have made minor revisions to this sentence in our disclosure to conform exactly to the language approved by the Commission in the form of prospectus filed for dealer floorplan receivables by our affiliates Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC, and used in our retail auto loan transactions by our affiliate Ford Credit Auto Receivables Two LLC.

9.              We note your disclosure that “[i]f the parties fail to agree at the completion of the mediation, the requesting party may refer the reallocation request to arbitration.”  Please revise to clarify that the requesting party may also proceed to filing a suit in court.

We do not believe that a reference to “filing a suit in court” is appropriate in this section.  This section is merely describing the noteholders rights (as required by Form SF-3) to refer reallocation requests to alternative dispute resolution proceedings consisting of mediation or arbitration, and is not intended to describe every type of action a noteholder may pursue.  A noteholder may always choose to bring an action concerning a reallocation request (or any other dispute relating to the notes) in an appropriate court, regardless of the requirements of Form SF-3.  In fact, a noteholder could choose to file a suit in court without ever referring the dispute to mediation or arbitration as described in this section.  This is not the case for mediation or arbitration, which is not available to the parties unless they have agreed to submit to alternative dispute resolution methods, which is why it must be included in the transaction documents, as required by Form SF-3, and disclosed on page 58.  Therefore, we do not believe that a reference to “filing a suit in court” is appropriate in this single instance, when it is generally not required to be referenced in any other location.

We also note that the existing disclosure is consistent with the disclosure approved by the Commission for our retail auto loan program filed by our affiliate Ford Credit Auto Receivables Two LLC, and for our dealer floorplan receivables program filed by our affiliates, Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC, and we would like to keep the disclosure consistent across all three programs.

10.       We note your disclosure that “[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential.”  Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws.  Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

We have revised to clarify that the confidentiality limitations will not prevent disclosure required by applicable law.

We confirm that the confidentiality provision will not infringe on the rights of noteholders to use the investor communication provisions as required by General Instruction I.B.1(d) of Form SF-3.  We believe that a confidentiality provision of this type is typical in mediation or arbitration proceedings, because the parties to the proceedings may have access to non-public information or sensitive customer information obtained in connection with the proceedings, and alternative dispute resolution proceedings by their nature are not intended to establish precedent for future proceedings.  Further, because the confidentiality provision is limited to the parties to the mediation or arbitration proceedings, we do not believe it conflicts with the noteholders ability to communicate with other noteholders as required by Form SF-3, as the noteholders have the right to communicate with other noteholders at any time prior to the commencement of the mediation or arbitration proceedings.

11.       Please also revise to clarify to what extent a “repurchase request” differs from a “reallocation request.”

We have revised the disclosure on page 59 to change the reference from “repurchase request” to “reallocation request.”

Credit Risk Retention, page 81

12.       We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate.  In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines.  Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

The Absolute Prepayment Model, commonly referred to as “ABS,” is the standard prepayment method used in retail lease securitizations.  The model does not assume a “straight line” assumption, but rather uses an assumed rate of prepayment that could vary each month based on the historical performance of Ford Credit’s lease portfolio.  Based on the assumed ABS prepayment rates and a “100% prepayment assumption,” Ford Credit develops a prepayment curve for the leases in a reference pool to estimate the monthly percentage of the initial note balance.

The ABS prepayment rates are shown under the “Maturity and Prepayment Considerations — Weighted Average Life.”  The term “100% prepayment assumption” is used to show the initial note balances if prepayment rates occur with 100% accuracy; it does not mean that we assume receivables prepay at a 100% rate or at a single, straight line rate.  It is used in tables titled “Percent of Initial Note Principal Amount at Various Prepayment Assumptions” which show the sensitivity of initial note balances to changes in accuracy.  For example, a 75% prepayment assumption means that leases prepay at 75% of the 100% prepayment assumption.

While actual ABS prepayment rates for a reference pool will vary compared with initial planning assumptions, the differences tend to be small.  An example is provided on Exhibit A, which shows the actual pool balance amortization for one of our recently paid-off securitization transactions versus the pool balance amortization forecasted at deal inception that was derived using the “100% prepayment assumption” presented in the prospectus supplement for the transaction.  The differences between actual amortization and forecasted amortization tend to be small due to (1) the fact that leases, in contrast to residential mortgages, for example, do not experience significant voluntary prepayments as interest rates decline and (2) the consistency of Ford Credit’s securitized pool characteristics and securitization structure.

For the reasons stated above, we believe that the use of an ABS prepayment curve with a “100% prepayment assumption” to calculate the fair value of the residual interest is appropriate, and have not made any changes to the disclosure in this regard.

13.       We note your disclosure on page 84 that the sponsor believes that the inputs and assumptions described could have a significant impact on the fair value calculation.  Please revise to specify that the sponsor has described all inputs and assumptions that could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculation.  Refer to Rule 4(c)(1)(i)(F) of Regulation RR.

We have revised the disclosure on page 85 to state that the sponsor has described “the inputs and assumptions that either could have a material impact on the fair value calculation or would be material to a prospective investor’s ability to evaluate the sponsor’s fair value calculation.”

Exhibits

Exhibit 5.1 — Opinion of Katten Muchin Rosenman LLP with respect to legality

14.       We note that the legal opinion only opines on the legality of the notes.  Please revise, or file a separate opinion, to opine on the legality of the exchange notes being registered.  Refer to Item 601(b)(5) of Regulation S-K.

The opinion has been revised to cover the exchange notes being registered.

Exhibit 10.10 — Asset Representations Review Agreement

15.       We note in Section 3.4(d) that any Review Lease included in a prior review will not be tested again in a subsequent review.  To the extent an asset representations review was conducted previously with respect to a Review Lease, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty.  In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3.  Please revise.  See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release.  Please also revise your prospectus where appropriate to disclose this aspect of the asset representations review.

The representations and warranties concerning the leases and leased vehicles are made either as of the closing date, the cutoff date or the origination date of the lease, as stated in Section 3.3 of the Exchange Note Purchase Agreement.  As a result, once a lease is reviewed, it will not be subject to a representation or warranty after the completion of the review.

Regarding the possibility of further review by the asset representations reviewer, we point out that Section 3.8(b) of the Asset Representations Review Agreement states that “the Asset Representations Reviewer will only be required to perform the testing procedures listed under “Tests” in Schedule A, and will not be obligated to perform additional procedures on any Review Lease or to provide any information other than a Review Report.  However, the Asset Representations Reviewer may provide additional information in a Review Report about any Review Lease that it determines in good faith to be material to the Review.”  We believe that this provision sufficiently permits the asset representations reviewer to provide additional detail about the review of a lease as suggested in your comment.  We have added disclosure on page 56 describing this provision.

*  *  *  *  *

Please call me at (313) 594-9876 if you have any questions about our response letter.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:                                David A. Webb, Ford Credit Auto Lease Two LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP

Exhibit A